FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2014

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of November 2014 and incorporated by reference herein is the Registrant's immediate report dated November 13, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein CEO

dated: November 13, 2014

PRESS RELEASE

Formula Systems Reports Third Quarter Results for 2014

Net income for the third quarter increased 20% year over year to $6.3 million

Or Yehuda, Israel, November 13, 2014 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a global information technology company principally engaged, through its subsidiary and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions, today announced its results for the third quarter and first nine months of 2014.

Financial Highlights for the Third Quarter Ended September 30, 2014

•	Net income for the third quarter increased 20% to $6.3 million, or $0.43 per fully diluted share, compared to $5.2 million, or $0.36 per fully diluted share, in the same period last year.

•	Revenues for the third quarter amounted to $153.4 million. Revenues for the third quarter showed a decrease due to the deconsolidation of Magic’s and Sapiens’ results of operations, which were previously consolidated during the third quarter of 2013, and which continue to be accounted for under the equity method of accounting. Formula’s non-GAAP comparable pro-forma revenues, had it continued to consolidate Magic’s and Sapiens’ results of operations for the third quarter of 2014, would have totaled $234.0 million, compared to $197.3 million in the same period last year, reflecting a year over year increase of 18.6%.

•	Operating income for the third quarter amounted to $9.9 million. Operating income for the third quarter showed a decrease due to the deconsolidation of Magic’s and Sapiens’ results of operations, which were previously consolidated during the third quarter of 2013. Formula’s non-GAAP comparable pro-forma operating income, had it continued to consolidate Magic’s and Sapiens’ results of operations for the third quarter of 2014, would have totaled $17.9 million, compared to $14.8 million in the same period last year, reflecting a year over year increase of 20.9%. Formula held 45.2% and 48.4% of the outstanding shares of Magic and Sapiens, respectively, as of September 30, 2014.

Financial Highlights for the Nine-Month Period Ended September 30, 2014

•	Net income for the first nine months of 2014 amounted to $66.3 million (or $4.57 per fully diluted share) compared to $14.3 million (or $0.99 per fully diluted share) in the same period last year. Net income for the nine-month period was positively impacted by a net gain of $61.4 million recorded in relation to Formula’s loss of control in Magic Software offset, in part, by the $5.3 million loss recorded as a result of the decrease of Formula’s beneficial ownership percentage in Sapiens from 48.8% to 46.95% due to the exercise of employee stock-based compensation and warrants.

•	Revenues for the first nine months of 2014 amounted to $474.4 million. Revenues for the first nine-month period showed a decrease due to the deconsolidation of Magic’s and Sapiens’ results of operations, which were previously consolidated during the same period in 2013. Formula’s non-GAAP comparable pro-forma revenues, had it continued to consolidate Magic’s and Sapiens’ results of operations for the first nine months of 2014, would have totaled $684.5 million, compared to $587.2 million in the same period last year, reflecting a year over year increase of 16.6%.

•	Operating income for the first nine months of 2014 amounted to $25.2 million. Operating income for the first nine-month period showed a decrease due to the deconsolidation of Magic’s and Sapiens’ results of operations, which were previously consolidated during the same period in 2013. Formula’s non-GAAP comparable pro-forma operating income, had it continued to consolidate Magic’s and Sapiens’ results of operations for the first nine months of 2014, would have totaled $44.7 million, compared to $43.4 million in the same period last year, reflecting a year over year increase of 2.8%.

•	From August 21, 2014 through September 16, 2014, Formula purchased an aggregate of 736,862 Common Shares of Sapiens through broker-initiated and private transactions for an aggregate purchase price of US$5,757,192, which, combined with its previous holdings, represent 48.5% of the total issued and outstanding Common Shares of Sapiens.

•	Consolidated cash and short-term and long-term investments in marketable securities totaled approximately $84.5 million as of September 30, 2014. Formula stand-alone net debt as of September 30, 2014 amounted to $25.0 million.

•	Total equity as of September 30, 2014 was $472.0 million, representing 55% of Formula’s total assets.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are pleased with our strong performance across our portfolio during the third quarter. Matrix continues to show steady top-line growth with revenues increasing in the third quarter by 14% year over year and during the nine-month period by 12% year over year. Matrix’s operating income grew 25% during the third quarter to reach $9.9 million as the company benefitted from increased demand for its services and increased its market share internationally and across all its Israeli markets. Backed with $85 million in cash and short-term investments, Magic maintained its double-digit growth momentum throughout the third quarter and the first nine months, with strong performance in sales and profitability across its products and professional services. Magic finished the first nine months with record revenues for the period of $121.8 million, up 17% over year, and record non-GAAP operating income for the period of $18.9 million, up 19% year over year, and reasserted its revenue guidance of $161 million to $165 million for the full-year 2014. Sapiens produced another record quarter with revenues of $40.4 million and non-GAAP operating income of $4.4 million, up 16.7% and 22.6%, respectively year over year. With total cash and investments in marketable securities of $78.4 million, Sapiens continues delivering strong revenue growth, improved profitability and cash flow, and an expanding pipeline of opportunities, allowing it to maintain confidence in its ability to deliver the high end of its guidance of $154 to $158 million of revenues for the full year".

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2013	2014	2013
	Unaudited		Unaudited
Revenues	474,369	587,213	153,363	197,285
Cost of revenues	393,068	445,233	128,571	149,113

Gross profit	81,301	141,980	24,792	48,172
Research and development costs, net	787	11,859	-	3,879
Selling, general and administrative expenses	55,277	86,770	14,892	29,529
Other income, net	4	2	1	4
Operating income	25,241	43,353	9,901	14,768
Financial expenses, net	(4,683)	(5,013)	(160)	(1,447)
Income before taxes on income	20,558	38,340	9,741	13,321
Taxes on income	7,130	5,641	2,693	1,602
Income after taxes	13,428	32,699	7,048	11,719
Equity in gains (losses) of affiliated companies, net	63,391	(91)	2,554	(68)
Net income	76,819	32,608	9,602	11,651
Change in redeemable non controlling interests	480	1,745	175	388
Net income attributable to non-controlling interests	10,088	16,527	3,173	6,048
Net income attributable to Formula's shareholders	66,251	14,336	6,254	5,215

Earnings per share (basic)	4.75	1.05	0.45	0.38
Earnings per share (diluted)	4.57	0.99	0.43	0.36

Number of shares used in computing earnings per share (basic)	13,929,326	13,685,667	13,946,869	13,806,522
Number of shares used in computing earnings per share (diluted)	14,424,976	14,085,244	14,428,288	14,195,053

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	Dec 31,
	2014	2013
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	67,071	82,123
Marketable securities	16,865	17,956
Short-term deposit	13	672
Trade receivables	140,704	193,582
Other accounts receivable and prepaid expenses	29,506	36,488
Inventories	2,368	2,407
Total current assets	256,527	333,228

LONG-TERM INVESTMENTS:
Marketable securities	547	520
Deferred Taxes	14,722	13,152
Prepaid expenses and other accounts receivable	8,960	8,761
Total Long-Term Investments	24,229	22,433

INVESTMENTS IN AFFILIATED COMPANIES	333,738	161,501
SEVERANCE PAY FUND	57,322	68,148
PROPERTY, PLANTS AND EQUIPMENT, NET	15,996	19,408
NET INTANGIBLE ASSETS AND GOODWILL	166,440	267,077
TOTAL ASSETS	854,252	871,795
CURRENT LIABILITIES:
Liabilities to banks	30,105	35,636
Trade payables	38,622	52,645
Deferred revenues	23,613	28,454
Other accounts payable	61,655	89,670
Dividend payable	-	4,565
Total current liabilities	153,995	210,970

LONG-TERM LIABILITIES:
Liabilities to banks and others	112,037	62,447
Deferred taxes	26,711	8,157
Deferred revenue	5,504	4,990
Other long-term payables	2,104	4,289
Accrued severance pay	69,767	81,258
Total long-term liabilities	216,123	161,141

REDEEMABLE NON-CONTROLING INTEREST	12,154	23,529

EQUITY
Formula shareholders' equity	383,514	319,341
Non-controlling interests	88,466	156,814
Total equity	471,980	476,155

TOTAL LIABILITIES AND EQUITY	854,252	871,795

*)	Restated due to a misstatement in revenues recognized in Matrix in 2009 until 2013 (Decreasing Revenues in 2011,2012 and 2013 $1.7, $1.8 and $0.8 million respectively; Decreasing net income in 2011,2012

And the following effect on the consolidated condensed balance sheet:

As of December 31, 2013
	As previously reported	Adjustment	As adjusted
Trade receivables	201,144	-7,562	193,582
Other accounts receivable	34,609	1,876	36,485
Formula shareholders' equity	322,185	-2,844	319,341
Non-controlling interests	159,653	-2,839	156,814